CHRISTOPHER J. VOSS Direct (206) 386-7505 cjvoss@stoel.com

January 29, 2009

ELECTRONICALLY VIA EDGAR

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Comment Letter dated January 26, 2009 (the “Comment Letter”)

Tully’s Coffee Corporation

Amendment Number 2 to the Preliminary Proxy Statement on

Schedule 14A

Filed January 26, 2009

Form 10-K for the Year Ended March 30, 2008

Form 10-Q for the Quarterly Periods Ended June 29, 2008 and

September 28, 2008

Form 8-K Furnished November 12, 2008

File No. 001-33646

Dear Ms. Block:

This letter is the response of Tully’s Coffee Corporation (the “Company”) to the staff’s comments to the above-referenced preliminary proxy statement on Schedule 14A. The Company has included each of the staff’s comments from the Comment Letter and the Company’s responses below. The Company has filed an amendment to the proxy statement on Form 14A (the “Third Amended Proxy”) via EDGAR.

Ms. Susan Block

January 29, 2009

Schedule 14A

Comment 1: Background of and Reasons for the Asset Sale, page 28

We note your response and added disclosure in response to our prior comments 6 and 7. The factors supporting or not supporting the asset sale should be explained in enough detail for investors to understand. Please revise to explain how entering into the supply and licensing agreements are a positive aspect of the asset sale.

Response to Comment 1:

We have revised the disclosure in the Third Amended Proxy as requested to briefly explain why the board of directors viewed the supply and license arrangements as positive aspects of the transaction. See page 32 of the Third Amended Proxy.

Comment 2: Description of the Supply Agreement, page 48

We note your revised disclosure in response to our prior comment 10. Please clarify if you have the option to use a secondary vendor if you do not believe the “cost plus” pricing is competitive with market prices generally. Or may you only use a secondary vendor after a specified volume is exceeded?

Response to Comment 2:

We have revised the disclosure in the Third Amended Proxy by summarizing the circumstances in which the Company will be entitled to use a secondary vendor. See page 48 of the Third Amended Proxy.

Comment 3: Information About Tully’s, page 60; Management’s Discussion and Analysis, page 62; Results of Operations, page 67

We note the revised presentation on page 67 of the table for fiscal years 2008 and 2007 described as “continuing operations” in response to our prior comment number 13. In this regard, please remove the second table for fiscal years 2008 and 2007 located at the bottom of page 67 and that continues onto the top of page 68, as the revised presentation supersedes this table.

Ms. Susan Block

January 29, 2009

Response to Comment 3:

We have revised the disclosure as requested. See pages 67–68 of the Third Amended Proxy.

Comment 4: Consolidated Balance Sheets of Tully’s Coffee Corporation, pages D-1 and D-24

Refer to your response to our prior comment number 14. You have disclosed in the filing that proceeds from the sale of the wholesale business will be applied to repay all outstanding indebtedness, including that associated with the Northrim credit facility. In this regard, it is not clear why accounts receivable of the wholesale business that collateralize the Northrim credit facility would be excluded from “assets held for sale” associated with the wholesale business. Please clarify for us, with a view to disclosure in the filing. Include in your response an explanation of the disposition of the accounts receivable of the wholesale business that collateralize outstanding debt under the Northrim credit facility and associated debt of the Northrim credit facility upon sale of the wholesale business. We note disclosure that the Northrim credit facility is also secured by your inventories, yet it does not appear that any inventories of the wholesale business have been excluded from “assets held for sale.” Likewise, it is disclosed that the credit facility with Benaroya Capital, of which outstanding indebtedness thereunder is also to be fully repaid from the proceeds of the sale of the wholesale business, is secured by substantially all of your assets, yet it does not appear that any assets of the wholesale business have been excluded from “assets held for sale” in this regard.

Response to Comment 4:

For purposes of the consolidated Balance Sheet classification of “Assets Held For Sale” the company has included all assets and liabilities subject to the terms of the proposed Asset Purchase Agreement, dated as of September 15, 2008.

Under the terms of the agreement “Net Accounts Receivable” are defined as Receivables less the sum of (x) allowance for doubtful accounts, and (y) estimated bill backs to customers relating to the Receivables, all as shown on the Wholesale Balance Sheet. For the avoidance of doubt, Receivables shall not include any accounts receivable subject to the Northrim Facility.

As of the Balance Sheet dates presented within the consolidated financial statements, substantially all of our Trade Accounts Receivable are securitized by the outstanding Northrim Facility, and thus do not meet the qualifications to be sold or transferred under the purchase agreement.

Ms. Susan Block

January 29, 2009

Because management has decided that only a subset of the wholesale segment assets will be sold, the future cash flows from an individual asset (the proceeds from disposition) are independent from those assets that previously were included in the segment. Therefore, inclusion within “Assets Held for Sale” and for purposes of evaluating recoverability should be assessed at this lower grouping level, which excludes certain assets such as the noted securitized accounts receivable.

Inventory is indeed securitized under the Northrim Facility, however we do not believe this has bearing on the inclusion or exclusion within “Assets Held for Sale” or for purposes of inclusion as part of the assets being sold under the purchase agreement. As defined in the Asset Purchase Agreement, Tully’s Coffee is to provide Green Mountain at least $1.8 million in inventories of finished goods, work-in-progress, goods in process, manufactured and purchased parts, supplies and raw materials as part of the transferred assets. Therefore any inventory on hand subject to the purchase agreement is appropriately included in Assets Held for Sale as of the consolidated balance sheet dates presented.

For purposes of the Wholesale Segment carve-out financial statements, as is disclosed within the footnotes related to such carve-out financial statements, they represent the wholesale segment financial position and results of operations. Given the Accounts Receivable are directly attributed to the wholesale segment operations, we believe it is necessary to include such amounts within the Wholesale Segment carve-out financial statements. The securitization of the accounts receivable balances under the Northrim facility is disclosed within the footnotes to the carve-out financial statements. Due to the variations between the assets and liabilities subject to the purchase agreement and those utilized or generated as part of the complete wholesale segment, there are certain differences between the classification of “Assets Held for Sale” within the consolidated financial statements and those included within the Wholesale Segment carve out financial statements. We believe the disclosures provided regarding the purchase agreement and the disclosures included within the Wholesale Segment carve-out financial statements provide reasonable description of said differences.

We have revised disclosures in the Proxy to further explain the inclusion or exclusion of certain assets and liabilities within “Assets Held for Sale” and the purchase agreement on pages 3, 14 and 40. Further, we have revised disclosures included within the Wholesale Segment carve-out financial statements to provide more information on the comparability between the carve-out financial statements and the “Assets Held for Sale” and those subject to the purchase agreement on pages D-6, D-39, D-40, D-69 and D-70.

Ms. Susan Block

January 29, 2009

In connection with the filing of the Third Amended Proxy, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter or the Company’s preliminary proxy statement on Schedule 14A, as amended, to me at (206) 386-7505.

Very truly yours,

Christopher J. Voss

Enclosures

cc:	Andy Wynne, Tully’s Coffee Company

Brad Gevurtz, D. A. Davidson & Co.

Patrick Lamb, Carney Badly Spellman, P.S.

Taft Kortus, Moss Adams LLP